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                                                                  EXHIBIT (a)(3)
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   [LOGO]

Dear Stockholder:

    As you requested, we are enclosing a copy of the Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund") Offer to Purchase dated January 15, 1999 (the "Offer to Purchase") 2,000,000 issued and outstanding shares (the "Shares"). The Offer to Purchase is for cash at Net Asset Value ("NAV") per Share as of the expiration date of the Offer, less any Contingent Deferred Sales Charge. Together with the Offer to Purchase we are sending you a Letter of Transmittal (the "Letter") for use by holders of record of Shares, which you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

    If, after reviewing the information set forth in the Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please either contact your Merrill Lynch Financial Consultant or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter.

    Neither the Fund nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each stockholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

    The Fund's distribution rate for the period November 20, 1998, through January 1, 1999 based on the amounts actually distributed by the Fund, was 6.82% based on the January 1, 1999 NAV of $10.90 per share. For the quarter ended December 31, 1998, the Fund's highest NAV was $11.27 per share and its lowest NAV was $10.56 per share. The Fund's NAV on January 12, 1999 was $10.54 per share. The Fund publishes its NAV each week in BARRON'S. It appears in the "Investment Company Institute List" under the sub-heading "Closed-End Bond Funds" within the listings of mutual funds and closed-end funds.

    Requests for current NAV quotations or for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to the Merrill Lynch Response Center at (800) 637-7455, ext. 3975.

    Should you have any other questions on the enclosed material, please do not hesitate to contact your Merrill Lynch Financial Consultant or other broker or dealer or call the Fund's Transfer Agent, Financial Data Services, Inc., at
(800) 637-3863. We appreciate your continued interest in Merrill Lynch Municipal Strategy Fund, Inc.

                                        Yours truly,
                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                     INCORPORATED